Exhibit 11
CenturyLink, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months
	ended March 31,
	2011	2010
	(Dollars, except per share amounts, and shares in thousands)

Income (Numerator):
Net income attributable to CenturyLink, Inc.	$211,095	252,601
Dividends applicable to preferred stock	(3)	(3)
Earnings applicable to unvested restricted stock awards	(1,389)	(1,138)

Net income as adjusted for purposes of computing basic earnings per share	209,703	251,460
Dividends applicable to preferred stock	3	3

Net income as adjusted for purposes of computing diluted earnings per share	$209,706	251,463

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	305,384	299,547
Unvested restricted stock	(2,009)	(1,349)
Unvested restricted stock units	457	1,215

Weighted average number of shares outstanding during period for computing basic earnings per share	303,832	299,413

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	13	13
Shares issuable under incentive compensation plans	634	571

Number of shares as adjusted for purposes of computing diluted earnings per share	304,479	299,997

Basic earnings per share	$.69	.84

Diluted earnings per share	$.69	.84